UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Centerline Holding Company
(Name of Issuer)
Common Shares of Beneficial Interest
(Title of Class of Securities)
15188T108
(CUSIP Number)
Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 5, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Related Special Assets LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,915,875

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		34,915,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,915,875

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The percentage of the Common Shares of the Issuer that is reported as beneficially owned has been computed in accordance with Securities and Exchange Commission rules. There are currently 19,324,662 Special Series A Shares outstanding and each Special Series A Share will automatically convert into 15 Common Shares upon adoption of an amendment to the Issuer’s Second Amended and Restated Trust Agreement, as amended to date, to increase the number of Common Shares authorized for issuance to at least the number of Common Shares necessary to effectuate the conversion of all outstanding Special Series A Shares into Common Shares (the “Trust Amendment”). The Trust Amendment is expected to be adopted by the Issuer’s shareholders at the Issuer’s upcoming annual meeting. Upon adoption of the Trust Amendment and conversion of the Special Series A Shares into Common Shares, Related Special Assets LLC will beneficially own approximately 10.0% of the outstanding Common Shares, based on the number of Common Shares outstanding as of March 5, 2010.

Page 2 of 15 Pages

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Stephen M. Ross

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,677,645

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,916,560

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,677,645

WITH	10	SHARED DISPOSITIVE POWER

		34,916,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,594,205

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*The percentage of the Common Shares of the Issuer that is reported as beneficially owned has been computed in accordance with Securities and Exchange Commission rules. There are currently 19,324,662 Special Series A Shares outstanding and each Special Series A Share will automatically convert into 15 Common Shares upon adoption of an amendment to the Issuer’s Second Amended and Restated Trust Agreement, as amended to date, to increase the number of Common Shares authorized for issuance to at least the number of Common Shares necessary to effectuate the conversion of all outstanding Special Series A Shares into Common Shares (the “Trust Amendment”). The Trust Amendment is expected to be adopted by the Issuer’s shareholders at the Issuer’s upcoming annual meeting. Upon adoption of the Trust Amendment and conversion of the Special Series A Shares into Common Shares, Mr. Ross will beneficially own approximately 10.5% of the outstanding Common Shares, based on the number of Common Shares outstanding as of March 5, 2010.

Page 3 of 15 Pages

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Jeff T. Blau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		260,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,916,560

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		260,000

WITH	10	SHARED DISPOSITIVE POWER

		34,916,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,176,560

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*The percentage of the Common Shares of the Issuer that is reported as beneficially owned has been computed in accordance with Securities and Exchange Commission rules. There are currently 19,324,662 Special Series A Shares outstanding and each Special Series A Share will automatically convert into 15 Common Shares upon adoption of an amendment to the Issuer’s Second Amended and Restated Trust Agreement, as amended to date, to increase the number of Common Shares authorized for issuance to at least the number of Common Shares necessary to effectuate the conversion of all outstanding Special Series A Shares into Common Shares (the “Trust Amendment”). The Trust Amendment is expected to be adopted by the Issuer’s shareholders at the Issuer’s upcoming annual meeting. Upon adoption of the Trust Amendment and conversion of the Special Series A Shares into Common Shares, Mr. Blau will beneficially own approximately 10.1% of the outstanding Common Shares, based on the number of Common Shares outstanding as of March 5, 2010.

Page 4 of 15 Pages

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Bruce A. Beal, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		8,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,916,560

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,500

WITH	10	SHARED DISPOSITIVE POWER

		34,916,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,925,060

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*The percentage of the Common Shares of the Issuer that is reported as beneficially owned has been computed in accordance with Securities and Exchange Commission rules. There are currently 19,324,662 Special Series A Shares outstanding and each Special Series A Share will automatically convert into 15 Common Shares upon adoption of an amendment to the Issuer’s Second Amended and Restated Trust Agreement, as amended to date, to increase the number of Common Shares authorized for issuance to at least the number of Common Shares necessary to effectuate the conversion of all outstanding Special Series A Shares into Common Shares (the “Trust Amendment”). The Trust Amendment is expected to be adopted by the Issuer’s shareholders at the Issuer’s upcoming annual meeting. Upon adoption of the Trust Amendment and conversion of the Special Series A Shares into Common Shares, Mr. Beal will beneficially own approximately 10.0% of the outstanding Common Shares, based on the number of Common Shares outstanding as of March 5, 2010.

Page 5 of 15 Pages

CUSIP No.	15188T108
Explanatory Note: This Amendment No. 3 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below in Item 2 below) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Act”). This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 5, 2008 (the “Initial 13D”) as amended by Amendment No. 1 to the Initial 13D filed with the Commission on April 17, 2008 and Amendment No. 2 to the Initial 13D filed with the Commission on June 4, 2009 and relates to the shares of beneficial interest (“Common Shares”) of Centerline Holding Company, a Delaware statutory trust created and existing under the Delaware Statutory Trust Act (the “Issuer”).
Item 2. Identity and Background.
Item 2 is amended and restated in its entirety as follows:
This Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
The Reporting Persons are:
(i)	Related Special Assets LLC (“RSA”) is a Delaware limited liability company. The principal business of RSA is to make investments in selected investment opportunities at the discretion of its Investment Committee.

(ii)	Stephen M. Ross, a citizen of the United States, is the founder, Chairman, Chief Executive Officer and Managing General Partner of The Related Companies, L.P. (“TRCLP”), which develops, manages and finances real estate developments. Mr. Ross is also a member of the RSA Investment Committee.

(iii)	Jeff T. Blau, a citizen of the United States, is the President of TRCLP. Mr. Blau is also a member of the RSA Investment Committee.

(iv)	Bruce A. Beal, Jr., a citizen of the United States, is an Executive Vice President of TRCLP. Mr. Beal is also a member of the RSA Investment Committee.
Each of the Reporting Persons has a business address at 60 Columbus Circle, New York, NY 10023, which address serves as RSA’s principal business and office address.
None of the Reporting Persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Page 6 of 15 Pages

CUSIP No.	15188T108
Item 4. Purpose of Transaction.
Item 4 is amended and restated in its entirety as follows:
On March 5, 2010, the Issuer consummated a series of transactions with an affiliate of Island Capital Group LLC (“Island Capital”) and the Issuer’s creditors and preferred shareholders, pursuant to which it substantially recapitalized the outstanding equity interests in the Issuer, restructured substantially all of its existing senior secured debt obligations, contingent liabilities, unsecured liabilities and other claims and sold its real estate debt fund management and commercial mortgage loan servicing businesses to an affiliate of Island Capital (collectively, the “Restructuring”). Please refer to the Form 8-K filed by the Issuer on March 11, 2010 for more information with respect to the Restructuring.
In connection with the Restructuring, the Reporting Persons, among other things, entered into the following agreements:
Related Omnibus Agreement
Pursuant to an Omnibus Agreement (the “Related Omnibus Agreement”), dated as of March 5, 2010, among the Issuer, Centerline Capital Company, LLC, an indirect subsidiary of the Issuer, (“CCC”), RSA and Related General II, L.P. (“RG II”, and together with RSA, the “Related Parties”), among other things:
•	RG II, as the holder of more than a majority of the Issuer’s Special Preferred Voting Shares described in Item 5 below (the “Special Preferred Voting Shares”), consented to an amendment to the certificate of designation for the Issuer’s Special Preferred Voting Shares, which, among other things, eliminated the right of the holders thereof to nominate and/or elect certain trustees to the Issuer’s board of directors (TRCLP owns 100% of RG II, and the Reporting Persons have the following approximate beneficial ownership in TRCLP: Mr. Ross (63%), Mr. Blau (18%) and Mr. Beal (10%).

•	RG II, CCG and certain other Investor Members (as defined in the Restated Operating Agreement of CCC) entered into an amendment to the Amended and Restated Operating Agreement of CCC, dated as of March 5, 2010, to eliminate a distribution tax gross-up (embodied in a prescribed preferred return), provide for distributions on a basis equivalent to distributions paid on Common Shares and eliminate the Issuer’s obligation to make certain contributions to fund certain quarterly distribution shortfalls, all in respect of Special Common Units issued by CCC and owned by RG II and such other Investor Members.

•	The Related Parties agreed to vote the Special Preferred Voting Shares held by RG II in favor of the Trust Amendment and granted the Issuer (or its designee) an irrevocable proxy to vote the Special Preferred Voting Shares held by RG II in favor of the Trust Amendment.

•	The Related Parties, Stephen M. Ross, Jeff T. Blau, Bruce A. Beal and the Issuer entered into a lock-up agreement, dated as of March 5, 2010, pursuant to which the Related Parties and Messrs Ross, Blau and Beal agreed to certain transfer and other restrictions (the “NOL Lock-Up Agreement”) to govern their equity interests in the Issuer as a protective measure to prevent the Issuer from experiencing an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). See “NOL Lock-Up Agreement” below.

Page 7 of 15 Pages

CUSIP No.	15188T108
•	CCG entered into a Consulting and Advisory Agreement, dated March 5, 2010 (the “Consulting and Advisory Agreement”), with TRCLP Affordable Acquisitions LLC, an affiliate of TRCLP (“TRCLP Affordable”), pursuant to which TRCLP Affordable will perform certain consulting and advisory services and in consideration therefor, among other things, CCG will pay to TRCLP a consulting fee equal to the interest due on the TRCLP Loan (defined below) and TRCLP will have a right to information with respect to the future sale of interests held by Issuer sponsored tax credit funds in certain tax credit properties and tax credit equity, as defined in the Consulting and Advisory Agreement and to acquire certain of such interests or properties on market terms if they become available for sale.

•	TRCLP Affordable incurred $5,000,000 of the Issuer’s pre-Restructuring senior secured debt obligations due under the pre-Restructuring revolving credit and term loan agreement, subject to certain conditions (the “TRCLP Loan”). In connection with the TRCLP Loan, TRCLP Affordable and the Issuer have agreed with the lender that if TRCLP Affordable terminates the Consulting and Advisory Agreement without cause, it is required to immediately repay the remaining balance of the TRCLP Loan and if the Issuer terminates the Consulting and Advisory Agreement for any reason other than TRCLP Affordable’s default in performing its services (in which event TRCLP Affordable is obligated to immediately repay the TRCLP Loan), the Issuer is obligated to immediately repay the TRCLP Loan. If the Issuer and TRCLP Affordable mutually agree to terminate the Consulting and Advisory Agreement, they will each pay 50% of the remaining balance of the TRCLP Loan.

•	RSA, in its capacity as the holder of 10,843,492 (approximately 97%) of the Issuer’s 11% Cumulative Convertible Preferred Shares, Series A-1 Shares (the “11% Shares”) consented to (i) the amendment and restatement of the certificate of designation of the 11% Preferred Shares (the “11.0% COD”) to, among other things, (x) reduce the dividend rate payable to RSA from 11% to 9.5% and (y) increase the conversion price of the 11% Shares to effectuate the settlement of certain litigation and then (ii) the reclassification of the 11% Shares into Special Series A Shares by means of an amendment to the 11.0% COD that amends the 11.0% COD in its entirety as provided in the certificate of designation for the Issuer’s Special Series A Shares (the “Special Series A Shares”). As a result of this reclassification, RSA held 5,226,513 Special Series A Shares, which it sold to C-III Capital Partners LLC (“Capital Partners”), an affiliate of Island Capital. See “Purchase and Sale Agreement with Capital Partners” below.
This description of the Related Omnibus Agreement does not purport to be complete and is qualified in its entirety by reference to the complete terms of the Related Omnibus Agreement Agreement, which is attached as Exhibit 2 to this Amendment and is incorporated herein by reference.

Page 8 of 15 Pages

CUSIP No.	15188T108
NOL Lock-Up Agreement
Pursuant to a letter agreement, dated as of March 5, 2010 between the Issuer, on the one hand, and Related Special Assets, LLC, Related General II, L.P., Mr. Stephen M. Ross, Mr. Jeff Blau and Mr. Bruce Beal (the “Existing Holders”), on the other hand, the Existing Holders have, subject to certain exceptions, agreed that, for a period of three years from March 5, 2013 (the “Lock-Up Period”), they will not, and will cause their affiliates and associates not to, among other things, directly or indirectly, (i) offer, sell, offer to sell, contract to sell, grant any option to purchase or dispose of any shares of beneficial interest in the Issuer, options or warrants to acquire such shares, securities convertible into such shares, and any shares of the Issuer into which such shares are convertible or exchangeable (“Shares”), (ii) pledge, hypothecate or grant a security interest or otherwise offer as collateral for any obligation that could result in the transfer, disposition or assignment of the Shares, or (iii) enter into any swap or other derivative contract or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares.
The Existing Holders have agreed not to acquire, directly or indirectly, any additional Shares during the Lock-Up Period by any means; provided, however, that the Existing Holders may acquire Shares during the Lock-Up Period (i) from Capital Partners or its affiliates or associates in an amount equal to or less than the number of Shares representing the same percentage of ownership in the Issuer that such Existing Holders transferred to Capital Partners pursuant to the Purchase and Sale Agreement and (ii) if prior to such proposed acquisition and continuing to the time of such proposed acquisition, the Existing Holders have reduced their ownership of Shares, such as through sales permitted with the consent of the Issuer (which can be withheld in the sole discretion of the Issuer), to an amount that, after adding such proposed additional Shares to be acquired, shall result in total ownership of Shares by the Existing Holders that is less than the number of Shares the Existing Holders owned on March 5, 2010, the date of the closing of the Restructuring.
In connection with Restructuring, the Issuer has entered into a Tax Benefit Preservation Plan (“NOL Preservation Plan”) to protect the Issuer’s ability to carry forward its net operating losses and certain other tax attributes. The Reporting Persons will become an “Acquiring Person” for purposes of the Issuer’s NOL Preservation Plan if, in general, they were to increase their “Percentage Stock Ownership” for purposes of the NOL Preservation Plan by more than 0.25% over the Reporting Persons’ present holdings. The Reporting Persons have no intent to exceed that ceiling. Pursuant to the NOL Lock-Up Agreement, the Existing Holders have agreed to be bound by the provisions of the NOL Preservation Plan.
This description of the NOL Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the complete terms of the NOL Lock-Up Agreement, which is attached as Exhibit 3 to this Amendment and is incorporated herein by reference.
Purchase and Sale Agreement with Capital Partners
RSA and Capital Partners entered into a Purchase and Sale Agreement, dated as of March 5, 2010 (the “Purchase and Sale Agreement”). Pursuant to the Purchase and Sale Agreement, on March 5, 2010, Capital Partners purchased 5,226,513 Special Series A Shares

Page 9 of 15 Pages

CUSIP No.	15188T108
from RSA for aggregate consideration of (i) $100,000, (ii) a Class A Profits Membership Interest in Capital Partners and (iii) an option grant to RSA to purchase 2,327,725 Special Series A Shares (the “Option”), which number of Special Series A Shares consists of (x) 25% of the Special Series A Shares purchased by Capital Partners from the Issuer in connection with the Restructuring and (y) 25% of the Special Series A Shares acquired by Capital Partners under the Purchase and Sale Agreement. The Class A Profits Membership Interest entitles RSA to 5% of the distributions made by Capital Partners after each initial investor in Capital Partners has received the return of its capital contribution. The Option is exercisable during the period commencing on April 5, 2010 and ending on March 5, 2012, unless earlier terminated as provided in the Purchase and Sale Agreement, at an exercise price equal to the fair market value of such shares on the date of exercise.
This description of the Purchase and Sale Agreement does not purport to be complete and is qualified in its entirety by reference to the complete terms of the Purchase and Sale Agreement, which is attached as Exhibit 4 to this Amendment and is incorporated herein by reference.
Subject to the agreements described in this Item 4, and depending on various factors, including, without limitation, the price levels of the Common Shares and other securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, exercising the Option, purchasing additional Common Shares and other securities of the Issuer, selling some or all of their shares, engaging in hedging or similar transactions with respect to the Common Shares or other securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise) or changing their intention partially or entirely with respect to any or all of the matters described in this Item.
Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
Item 5 is amended and restated in its entirety as follows:
(a) and (b)
The information set forth in Rows 7 through 13 of the cover pages hereto for each of the Reporting Persons is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 58,422,417 outstanding Common Shares as of March 5, 2010.
There are currently 19,324,662 Special Series A Shares outstanding and each Special Series A Share will automatically convert into 15 Common Shares upon adoption of an amendment to Centerline’s Second Amended and Restated Trust Agreement, dated as of November 17, 2003, as amended to date, to increase the number of Common Shares authorized for issuance to at least the number of Common Shares necessary to effectuate the conversion of all outstanding Special Series A Shares into Common Shares (the “Trust Amendment”). The Trust Amendment is expected to be adopted by the Issuer’s shareholders at the Issuer’s upcoming annual meeting.

Page 10 of 15 Pages

CUSIP No.	15188T108
Based on the number of Common Shares outstanding as of March 5, 2010, upon adoption of the Trust Amendment, there are expected to be 348,292,347 Common Shares issued and outstanding. The following table shows for each Reporting Person the percent of Common Shares beneficially owned assuming the Trust Amendment has occurred and the 19,324,662 Special Series A Shares currently outstanding have been converted into 289,869,930 Common Shares (“Converted Beneficial Ownership Percentage”):

RSA	10.0%
Stephen M. Ross	10.5%
Jeff T. Blau	10.1%
Bruce A. Beal	10.0%
Each Reporting Person’s beneficial ownership has been calculated as follows:
•	RSA is the sole direct beneficial owner of an option to purchase 2,327,725 Special Series A Shares that will automatically convert into an option to purchase 34,915,875 Common Shares upon adoption of the Trust Amendment (the “Option”).

•	Stephen M. Ross:
•	is the indirect beneficial owner of and shares voting and dispositive power with respect to:
•	34,915,875 Common Shares that could be acquired upon the exercise of the Option held directly by RSA (Mr. Ross shares voting and dispositive power with respect to the shares covered by the Option with Jeff T. Blau and Bruce A. Beal, as the terms of RSA’s operating agreement require that its investment and voting decisions must be unanimously approved by a committee of three persons, currently consisting of Stephen M. Ross, Jeff T. Blau and Bruce A. Beal, Jr.);

•	685 Common Shares owned by RG II (TRCLP owns 100% of RG II, and the Reporting Persons have the following approximate beneficial ownership in TRCLP: Mr. Ross (63%), Mr. Blau (18%) and Mr. Beal (10%); and
•	is the direct beneficial owner of and has sole voting and dispositive power with respect to:
•	877,645 Common Shares; and

•	Options to purchase 800,000 Common Shares exercisable within 60 days of the date of this statement.

Page 11 of 15 Pages

CUSIP No.	15188T108
•	Jeff T. Blau:
•	is the indirect beneficial owner of and shares voting and dispositive power with respect to:
•	34,915,875 Common Shares that could be acquired upon the exercise of the Option held directly by RSA (Mr. Blau shares voting and dispositive power with respect to the shares covered by the Option with Stephen M. Ross and Bruce A. Beal, as the terms of RSA’s operating agreement require that its investment and voting decisions must be unanimously approved by a committee of three persons, currently consisting of Stephen M. Ross, Jeff T. Blau and Bruce A. Beal, Jr.); and

•	685 Common Shares owned by RG II (TRCLP owns 100% of RG II, and the Reporting Persons have the following approximate beneficial ownership in TRCLP: Mr. Ross (63%), Mr. Blau (18%) and Mr. Beal (10%); and
•	is the direct beneficial owner and has sole voting and dispositive power with respect to 260,000 Common Shares.
•	Bruce A. Beal:
•	is the indirect beneficial owner of and shares voting and dispositive power with respect to:
•	34,915,875 Common Shares that could be acquired upon the exercise of the Option held directly by RSA (Mr. Beal shares voting and dispositive power with respect to the shares covered by the Option with Stephen M. Ross and Jeff T. Blau, as the terms of RSA’s operating agreement require that its investment and voting decisions must be unanimously approved by a committee of three persons, currently consisting of Stephen M. Ross, Jeff T. Blau and Bruce A. Beal, Jr.);

•	685 Common Shares owned by RG II (TRCLP owns 100% of RG II, and the Reporting Persons have the following approximate beneficial ownership in TRCLP: Mr. Ross (63%), Mr. Blau (18%) and Mr. Beal (10%); and
•	is the direct beneficial owner and has sole voting and dispositive power with respect to 8,500 Common Shares.

Page 12 of 15 Pages

CUSIP No.	15188T108
It is possible that each of the Reporting Persons may be deemed to be a member of a “group” as that term is defined in Rule 13d-5(b)(1) promulgated under the Act (“Rule 13d-5(b)(1)”) with every other Reporting Person, except RSA. Rule 13d-5(b)(1) states:
When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, as of the date of such agreement, of all equity securities of the issuer beneficially owned by any such persons.
Each Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that the Reporting Persons are members of a “group,” as defined in Rule 13d-5(b)(1).
If each Reporting Person other than RSA were deemed to be a member of a “group” and to own all of the Common Shares beneficially owned by every other Reporting Person other than RSA, each Reporting Person would beneficially own 36,862,705 Common Shares and would have a Converted Beneficial Ownership Percentage of approximately 10.6% of the outstanding Common Shares.
In addition, RG II, which, as stated above, is owned by certain of the Reporting Persons, holds 10,194,400 Special Common Units (“SCUs”) issued by Centerline Capital Company LLC, one of the Issuer’s affiliates. In addition, Mr. Blau owns 40,000 SCUs directly. Each holder of SCUs has the right to:
•	exchange all or a portion of their SCUs for cash; and

•	receive cash for any accrued but unpaid distributions for the quarterly period in which the exchange occurs.
Upon receipt of a notice of exchange, the Issuer may exchange SCUs for Common Shares on a one-for-one basis instead of cash. However, the Reporting Persons are not deemed to beneficially own any Common Shares relating to their SCUs because the Issuer exchanges the SCUs for Common Shares only at its discretion. In addition, RG II owns 10,194,400 of the Issuer’s Special Preferred Voting Shares (the “Special Preferred Voting Shares”), which are associated with the SCUs and are entitled to vote, on a one-for-one basis, on all matters subject to a vote of the holders of the Common Shares. Mr. Blau owns 40,000 Special Preferred Voting Shares directly. Accordingly, even though the Special Preferred Voting Shares are not a class of equity securities registered under Section 12 of Act, the Reporting Persons (other than RSA) have provided in the table below their voting ownership percentages, which include their sole and shared beneficial ownership of Common Shares as set forth above and their sole and shared ownership of Special Preferred Voting Shares, attributing all 10,194,400 Special Preferred Voting Shares owned by RG II to each of the Reporting Persons other than RSA. The percentages in the table below assume 361,023,812 Common Shares outstanding, consisting of the following:
•	58,422,417 Common Shares outstanding as of March 5, 2010;

•	289,869,930 additional Common Shares that will be outstanding upon adoption of the Trust Amendment; and

•	12,731,465 Special Preferred Voting Shares outstanding as of March 5, 2010.

Page 13 of 15 Pages

CUSIP No.	15188T108
In addition, in accordance with SEC rules, Mr. Ross’ percentage below assumes an additional 800,000 Common Shares are outstanding to take into account that he holds options to purchase 800,000 Common Shares that are exercisable within 60 days.

Voting
Ownership
Person	Percentage
Stephen M. Ross	12.9%
Jeff T. Blau	12.6%
Bruce A. Beal, Jr.	12.5%
If each Reporting Person other than RSA were deemed to be a member of a “group” and to have voting power over the voting securities belonging to every other Reporting Person other than RSA, each Reporting Person would be deemed to have voting power over 47,097,105 voting securities, or 13.0% of the Issuer’s voting securities. However, this percentage assumes that the Reporting Persons exercise the Option and the Reporting Persons may not elect to do so.
(c) Other than as set forth in Item 4 above, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days through the date of this Amendment.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information contained in Item 4 above is incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits.
Item 7 is amended to and restated in its entirety as follows.

Exhibit No.	Description

1	Joint Filing Agreement, dated February 5, 2008 (incorporated by reference to the Reporting Persons’ Schedule 13D relating to the Common Shares, filed with the Commission on February 5, 2008, Commission File No. 005-834720)

2	Omnibus Agreement, dated as of March 5, 2010, by and among Centerline Holding Company, Centerline Capital Company LLC, Related Special Assets LLC, and Related General II, L.P.

3	Purchase and Sale Agreement, by and Between Related Special Assets LLC and C-III Capital Partners LLC, dated as of March 5, 2010

4	NOL Lock-Up Agreement, dated as of March 5, 2010, between Centerline Holding Company, on the one hand, and Related Special Assets, LLC, Related General II, L.P., Mr. Stephen M. Ross, Mr. Jeff Blau and Mr. Bruce Beal, on the other hand.

Page 14 of 15 Pages

CUSIP No.	15188T108
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 24, 2010

RELATED SPECIAL ASSETS LLC
By:	The Related Realty Group, Inc., its manager

By:	/s/ Jeff T. Blau
	Name:	Jeff T. Blau
	Title:	President

STEPHEN M. ROSS
/s/ Stephen M. Ross
Stephen M. Ross

JEFF T. BLAU
/s/ Jeff T. Blau
Jeff T. Blau

BRUCE A. BEAL, JR.
/s/ Bruce A. Beal, Jr.
Bruce A. Beal, Jr.

Page 15 of 15 Pages